UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number: 001-41540

Perfect Corp.

14F, No. 98 Minquan Road
Xindian District
New Taipei City 231
Taiwan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Director Resignation
Ms. Jianmei Lyu has resigned as a non-executive director of Perfect Corp. (the “Company”), effective immediately. Ms. Lyu’s resignation was for personal reasons and was not the result of any disagreement with the Company’s operations, policies or procedures. The Board would like to express its sincere appreciation to Ms. Lyu for her contribution to the Company’s development during her terms of office.
Following the director resignation, the board of directors of the Company consists of six (6) directors, including three (3) independent directors. The remaining six (6) directors will continue their services to the board of directors of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect Corp.

Date: April 2, 2024

/s/ Alice H. Chang
	Name:	Alice H. Chang
	Title:	Chief Executive Officer